UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A
                                (Amendment No. 1)
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     Of the Securities Exchange Act of 1934

                        Purchase Point Media Corporation
                 (Name of Small Business Issuer in its Charter)


Minnesota                                                   41-1853993
(State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                           Identification No.)

141 Fifth Avenue,                                           10010
New York, New York                                          (Zip Code)
(Address of principal executive offices)

Issuer's Telephone number:  212-539-6104

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, No Par Value
                                (Title of Class)

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                                                                               2


Item 1.  Description of Business

     Purchase Point Media Corporation ("PPMC" or the "Company"), with offices located at 141 Fifth Avenue, New York, New York 10010, was organized under the laws of the State of Minnesota on June 29, 1996. PPMC owns a patented grocery cart advertising display device called "the last word"(R) that attaches to supermarket shopping carts. At this time, patents have been granted in the United States, Canada, France, Germany and the United Kingdom. "the last word"(R) is a registered trademark owned by PPMC. The Company is still in the development stage and is not an operating company. There can be no assurance that the selling of advertising space to national advertisers will be developed or that the Company will achieve a profitable level of operation.

     "the last word"(R) is a clear plastic, weatherproof, highly durable, state of the art, point-of-purchase ("POP") display panel that encloses a glossy color photo insert. The panel is 1/4 inch thick, 7 inches high and 16 inches wide. "the last word"(R) insert contains 10 three by three inch advertisement frames. "the last word"(R) attaches to the back of the child's seat section in grocery carts, so that it is directly in front of the shopper's eyes. Management believes that "the last word"(R) has powerful advantages over competing POP advertising media.

     The development of "the last word"(R) began in 1991 when the inventor, Albert Folsom, applied for patent protection. Subsequent to that, Amtel Communications Inc. ("Amtel") invested over $1,000,000 in the development of "the last word"(R), which included applying for and receiving the registered trademark for "the last word"(R). In June 1994, a Nevada corporation also called Purchase Point Media Corporation, acquired the patents and the exclusive marketing rights and trademark. In April 1997, a public Minnesota corporation acquired the assets of Purchase Point Media Corporation, leaving PPMC (Minnesota) as the surviving company.

     During the last five years, work has been ongoing in the development of "the last word"(R). The development work consisted primarily of studying the feasibility of "the last word"(R), seeking patent protection in additional countries and setting the stage to launch a global point of purchase advertisement company.

Marketing, Sales and Operations

     PPMC will rent the child seat locations on grocery carts from supermarkets for a rental rate equal to 10% of the gross advertising revenues that the Company receives. PPMC will sell the advertising for each of the ten positions on "the last word"(R) to manufacturers of leading national brand products sold in supermarkets. Each position is priced at $2.25 per month per thousand customer checkouts at the grocery store. Advertising agencies will receive a 15% commission for all advertisements placed on behalf of their clients. This advertising will be replaced in quarterly cycles to coincide with the seasons.

Marketing

     PPMC has contracted with Culver Associates Ltd. ("Culver") for its marketing program. Culver is a New York agency, which specializes in helping companies achieve rapid growth. In addition to an advertising trade campaign, Culver will create sales and marketing

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                                                                               3


materials for presentation to grocery chains, advertisers and their ad agencies. Based upon Culver's past success in the development of new and innovative media sources, advertisers are expected to include some of the most recognizable brand names in the world.

Advertisement Sales and Grocery Store Operations

     PPMC has contracted with Last Word Management, Inc. ("LWM") to conduct its sales and operations. For over two decades, LWM personnel have been active in virtually all facets of the advertising industry. Based on their experience and relationships, the Company believes that LWM will be able to sell all of the advertisement space in "the last word"(R) and contract with the chain stores. In addition they will be in charge of installing "the last word"(R) and changing the advertisement inserts contained in the "the last word"(R).

The Point of Purchase (POP) Market

     The following discussion of the Point of Purchase (POP) market is based upon the "Supermarket Buying Habits Survey" published by The Point Of Purchase Advertising Institute, Inc. (POPAI), based in Englewood, New Jersey. Point of purchase advertising is the fastest growing segment of the advertising industry, resulting in record sales of $15.7 billion in 1992 and over $17 billion in 1997.

     The basis of the growth of POP advertising is its capacity to influence the buying decisions of shoppers after they enter a store. POPAI has determined that average shoppers make the decisions for choosing two thirds of their supermarket purchases after they enter a store. Other marketing professionals concur with these findings.

     POPAI's research has shown that 70 manufacturer displays and 160 signs are found in an average supermarket. In addition, advertisements are found on product shelves and on shopping carts. According to research reported in Marketing Magazine which covers marketing and sales promotion advertising, gross sales are 12% higher in stores with advertisements on product shelves than in stores without shelf advertisements. In addition, advertising panels on the front of shopping carts increase the average sales of those products by 11.5%. Other surveys show that a product advertised on a grocery cart will cause a decrease in sales of the competing product equal to 50% of the increase of the advertised product.

     In-store POP advertising is effective because there are thousands of competing products. The average supermarket carries over 15,000 items and larger stores over 30,000. Each month a thousand new products fight for shelf space and the customer's attention.

     The majority of shoppers are impulse buyers. Every year fewer wives stay at home and read newspaper ads to plan their grocery shopping. The increase of two-household earners means considerably less time for planning. Consequently, more and more people do their grocery shopping without a list and are more susceptible to in-store advertising.

     In 1986, grocery store sales topped $300 billion. By the year 2000, supermarket customers will spend about half a trillion dollars. These figures are based on a conservative 6% annual growth rate during the 1990's.


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                                                                               4


     Packaged food companies are now entering over one thousand new products into the marketplace each month. In 1970, the average supermarket featured 7,800 items. By 1990, that number had reached approximately 15,000 and some carry more than 30,000 items.

     In 1965, the average trip to the grocery store lasted 28 minutes and the average weekly spending in supermarkets was $28.49. By 1990, shoppers made slightly more than two trips to the supermarket each week, spending more than $72.00 per trip. The major shopping trip now lasts nearly 50 minutes as the hurried shoppers are attempting to wrap up all of their required shopping in one trip.

     The majority of shoppers are working outside of the home and have little time to plan their shopping trip, making them much more vulnerable to influence and factors that promote their purchasing decisions while shopping.

Competition

     A number of companies compete in the point of purchase grocery cart advertising industry. The two most significant competitors are Actmedia Inc. ("Actmedia") and ADDvantage Media Group, Inc. ("ADDvantage").

     Actmedia Inc. of Darien, Connecticut, is a large company which competes in several categories of point of purchase supermarket advertising in North America, including using grocery carts as the location for its advertising message. Actmedia pioneered grocery cart advertising and has proven that a single POP advertisement on a grocery cart can be effective and profitable. In 1993, Actmedia was acquired by Heritage Media Corp., which, in turn, was acquired in 1997 by News Corp.

     Actmedia attaches an 8 inch by 9 inch by 9 inch single advertisement panel to the front inside and front outside of shopping carts. According to Actmedia promotional literature, its clients have commissioned the research company A.C. Nielsen to conduct over 600 independent surveys on Actmedia's ad program. Nielsen's findings concluded that Actmedia's grocery cart advertising increases average sales of the advertised products by 12.6%.

     ADDvantage is a relatively new company headquartered in Tulsa, Oklahoma. ADDvantage features a calculator bolted to the handle bar of a shopping cart and having a single advertisement display directly adjacent which measures two by 2 and 7/8 inches.

     In addition to Actmedia and ADDvantage, there are a number of other competitors in the industry. VideOcart is a shopping cart equipped with a black and white battery operated video screen which imparts information as well as advertisements. Other competitors include shelf and aisle displays as well as a number of newer hi-tech POP displays. Various electronic in-store displays and coupon systems exist including: Aisle Vision to straddle the aisle; Market Vision, an electronic message board crawl screen; POPNET, a computerized in-store system displaying animated sequences and price promotions; Actmedia's Instant Coupon Machine, an on-shelf electronic dispensing device; and Shelf Vision, another electronic display system.


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                                                                               5


     In Store Advertising has a backlit display unit with an LED read out placed above the aisle in grocery stores. Other displays include motion activated units designed to heighten product visibility. Camtalker's sensory equipment triggers a taped message whenever a customer comes within range. Soundtron also triggers a message to potential customers as does Voice Vendor.

     The Company believes that since "the last word"(R) will be in continuous communication with each and every shopper in the store, it will be more effective than the products of its competitors.

Patent

     The patent invention is a waterproof advertising display device. Broadly stated, the patent covers the combination of a telescopingly nestable shopping cart of the standard type, having a top-hinged rear gate and a rear receptacle, and an advertising holding mounted facing a user on the front wall of the rear receptacle, including a rear display plate over the advertising and a watertight seal such that liquids may not enter the advertising area.

     Also protected is the above combination wherein the cover plate is attached with a quick release hinge. It also includes an optional calculator assembly supporting the calculator at an upward angle for viewing by the user.

Production and Manufacturing

     The early stage manufacturing of "the last word"(R) has been undertaken by Lesair, Inc. in San Diego, California. The manufacturer of the final production runs has not been determined. Competitive bids are being tendered at this time.

Employees

     As of December 31, 1998, PPMC had four full-time employees, all of whom are members of management.

Item 2.  Management's Discussion and Analysis or Plan of Operation

     To finance operations, PPMC will attempt to pre-sell four of the 10 ad spaces in "the last word"(R) at $6,308,000 each (an aggregate of approximately $25 million) for a period of one year (representing a substantial discount). There can be no assurance that PPMC will be successful in doing so.

     For PPMC to launch a successful advertisement service program, there must be eight areas of the business staffed by competent people to handle each of the areas. In that PPMC does not have the resources or expertise at this time, PPMC has elected to subcontract with parties that have either the expertise or infrastructure in place to initiate and sustain a successful operation. The eight areas are; (1) manufacturing "the last word"(R), (2) marketing, (3) selling advertising, (4) selling stores on the program, (5) installing "the last word"(R) (6) printing the advertisement inserts, (7) maintenance and changing inserts and (8) administration. The above will be subcontracted out with the exception of administration.


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                                                                               6


     Manufacturing will be handled by Jack Burnett through his company, Tynex Consulting Ltd. Mr. Burnett has over 32 years of experience in all facets of injection molding and extrusion processes. His responsibilities will include but not be limited to R&D, tooling and subcontracting out the manufacturing (by injection molding and extrusion processes) on a competitive bid basis.

     Marketing will be handled by Chris Culver of Culver and Associates, an advertising and marketing company. They had Actmedia's (PPMC's competitor) account when Actmedia was bought out by News Corp. Culver and Associates' responsibilities will include putting together media kits (for ad agencies, packaged foods industry and grocery stores) and advertising PPMC's advantages in the trade journals that reach the packaged foods industry, ad agencies and grocery retailers.

     Advertising sales and chain store operations will be handled by Last Word Management. John Hall and Dal Brickenden have over 50 years of experience in selling and managing advertising operations. LWM's responsibilities will include selling the ads that go into "the last word"(R), installation and maintenance of "the last word"(R) and the changing of the ad inserts.

     Printing will be handled by established printing companies based on competitive biding.

     Administration will be handled in house by Mrs. E.V. (Ev) Arnold, CPA. Mrs. Arnold has over 20 years of experience in administration in the government, private and public sectors.

     The primary administrative function will be to monitor, evaluate, supervise and direct the subcontractors. "the last word"(R) will be warehoused at a distribution center where the first ad inserts will be inserted into "the last word"(R) prior to being shipped to ITG's people at the store level. The printing company thereafter will ship the ad inserts directly to ITG's people at the store level.


Item 3.  Description of Property

     At present, the Company does not own any real property. The Company leases office space on a month-to-month basis at 85 East End Avenue, #9B, New York, New York and 2832 Bellevue, West Vancouver, British Columbia, Canada.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 31, 1998 by (a) each person known by the Company to own beneficially more than 5% of the Company's Common Stock, (b) each director of the Company who beneficially owns Common Stock, (c) each of the persons named in the Summary Compensation Table who beneficially owns Common Stock and (d) all officers and directors of the Company as a group. Each named beneficial owner has sole voting and investment power with respect to the shares owned.


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                                                                               7

                                                            Common Stock                   Percent of
Name and Address                                         Beneficially Owned               Common Stock
----------------                                         ------------------               ------------
John W. Hemmer                                                  100,000                        *
Jay Walker                                                       50,000                        *
Ethel W. Arnold                                                 200,000                        1.8%
Albert P. Folsom                                              3,337,500(1,2)                  29.3%
Amtel Communications Inc.                                     3,337,500(3)                    29.3%
All officers and directors as a group (4 persons)             3,687,500(2,4)                  32.4%


----------
*   less than 1%

(1) Consists of shares held by Folsom Family Holdings. Mr. Folsom has a 10% interest in such entity. Mr. Folsom's address is c/o the Company.

(2) Does not include 3,337,500 shares owned by Amtel. Mr. Folsom is an officer of Amtel.

(3) The address of Amtel is c/o Martin and Associates, #2100-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2 and the principal stockholder of Amtel is Rurik Trust (of which the beneficial owners are members of the Thomas McKie family).

(4)  Includes 3,337,500 shares owned by Folsom Family Holdings. See Footnote 1.


Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The following sets forth certain information with respect to the directors and executive officers of PPMC:

Name                               Age                 Position
----                               ---                 --------
Albert P. Folsom                   60                  President and Director
John W. Hemmer                     72                  Director
Jay Walker                         77                  Director
Ethel V. Arnold                    53                  Controller


     The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board. There is no family relationship among any of PPMC's directors and executive officers.

     The following is a brief summary of the business experience of each of the directors and executive officers of PPMC:

Albert P. Folsom, President & Director

     Mr. Folsom has been President and director of PPMC for over five years, beginning with the predecessor company. His duties are: raising funds to maintain operations,

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                                                                               8


spearheading patenting of the Company's patent in other countries, setting the plan of operations, bringing together people resources for the launching of operations and negotiating contracts with out-source contractors.

John W. Hemmer, C.F.A., Director

     Mr. Hemmer serves as a director of Paradigm Medical Industries, Inc., a manufacturer and marketer of diagnostic and surgical equipment for the eye care industry. Until June 1999 he was their Vice President of Finance, Treasurer and CFO. He was President and Chief Executive Officer of John W. Hemmer, Inc., a registered broker/dealer from May 1989 to May 1997, which subsequently changed its name to Westfalia Investments, Inc.. He retained his registered representative status there until March 1995. Prior thereto, he was Vice President of Bankers Trust Company in charge of Venture Capital, Vice President of Corporate Finance at Dempsey Tegler and Company, Inc., a senior securities analyst at Lazard Freres & Company, Inc., and an investment officer of Chase Manhattan Bank. He is a director of Sea Pride Industries, Inc., which developed the first offshore marine production system licensed and permitted for use in the Gulf of Mexico, and a director of the Gulf Marine Institute of Technology, a nonprofit institute dedicated to performing mariculture research in the Gulf of Mexico utilizing former oil and gas platforms. He is also a director and Secretary of QMSI, Inc., a manufacturer and distributor of patented magnetic technologies for cooling towers to eliminate scale, algae and bacteria without using toxic, expensive and polluting chemicals. He received a BA degree in Economics from Queens College in 1951 and a MS degree in banking and finance from Columbia University Graduate School of Business in 1952. It is estimated that he spends one percent of his time on PPMC affairs.

Jay Walker, Director

     Since 1995, Mr. Walker has been President and director of US Medical Research Corp., a medical research organization doing research on degenerative disease. He has served as an outside director of National Youth Development Foundation since 1974 and is a volunteer pilot for the Collingwood Foundation, flying their B17 at air shows. It is estimated that he spends 1% of his time on PPMC affairs.

Ethel V. Arnold CPA, Comptroller

     Mrs. Arnold has maintained her accounting firm for the past five years. From 1995 to 1999, half of her time was devoted to Valve Automation and Control as CFO and head of administration. About one percent of her time over the last five years was spent on PPMC. When PPMC goes operational, she will be a full time officer of PPMC as controller and head of administration.

     The following is a brief summary of the business experience of the key personnel of Last Word Management Inc., which provides management services to PPMC (see "Item 1. Description of Business--Marketing").


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                                                                               9


John Hall, Director and President

     Mr. Hall is originally from Indiana, where he attended Purdue University as a Psychology Major. Immediately thereafter he spent four years of active duty in the U.S. Army as a front-line Medical Technician. His professional life has always revolved around the advertising industry in one facet or another. He started with Columbia Broadcasting (CBS) Retail Division in 1976, having the position of Vice-President, Director of Marketing. In 1983, he took on the position of Vice-President/Director of Transit for New York Subways (until taken over by Gannett Outdoor). Those responsibilities included community relations and promoting advertiser interest in their various products, from the East Coast to the West Coast. At Gannett, his responsibilities increased from senior account executive/major accounts, to national accounts manager and then director of transit. While there he developed and maintained national and local advertiser interests for the ultimate purchase of all Gannett products. On a personal level, he sits on various fund raising committees such as the Orange County Chapter of the March of Dimes, L.A. County Museum of Art, Huntington Memorial Hospital, National Child Abuse Prevention and others.

Roger Jung, Vice-President Operations

     Mr. Jung is President of MBA Management Corp., a firm providing management, financial and property consulting to a variety of clients. He obtained his Masters of Business Administration from Simon Fraser University in British Columbia. His experience over the years includes being President of a wholly owned subsidiary of Bow Valley Industries in Alberta, President of a laser manufacturing company and Engineering Manager for Canadian Westinghouse Co. Ltd.

John H. Mattice, Vice-President.

     Mr. Mattice is the Owner and President of Comcor Industries, a company specializing in backlit aisle marker display systems with electronic read outs for point of purchase advertising in supermarkets and drug stores. Previously, he managed the electronic billboard system for Bank of America.

Dal Brickenden, Vice-President, Sales

     Mr. Brickenden has devoted twenty-five years to a successful career in marketing, advertising, new product development and management. He was New Product manager at Canada Starch Best Foods in Montreal, Quebec, an international division of International Multifoods of Minneapolis, Minnesota. He headed up the Colgate Palmolive account in Canada as Account Supervisor with the ad agency now known as FCB/Ronalds Reynolds Ltd., Toronto. Mr. Brickenden moved to Vancouver, British Columbia in the 1970's as Director of Marketing for a coating company and then joined with two partners to build one of Vancouver's top ad agencies.

Item 6.  Executive Compensation

     The following table sets forth information for the years ended December 31, 1999, 1998 and 1997 concerning the compensation paid or awarded to the Chief Executive

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                                                                              10


Officer of PPMC. None of PPMC's executive officers earned more than $100,000 during the years ended December 31, 1999, 1998 and 1997.



                           Summary Compensation Table

                                                   Annual Compensation      Long-Term Compensation
                                                   -------------------      ----------------------
                                                                                                          All Other
Name and Principal Position            Year         Salary       Bonus       Other          Awards       Compensation
---------------------------            ----        ---------     -----      --------       --------      ------------
Albert P. Folsom                       1999          $72,000        0           0            0                0
President and Chief Executive Officer  1998          $72,000        0           0            0                0
                                       1997          $72,000        0           0            0                0

Item 7.  Certain Relationships and Related Transactions

     The Company has no stated policy towards entering into transactions with related parties. However, the Company's intention is that any transactions with related parties in the future will be on terms no less favorable to the Company than those obtainable from unrelated parties.

     The development activities of the Company are being financed through advances by Amtel, which is a major shareholder. The Company owed Amtel $508,407, $440,592 and $314, 093 at June 30, 1999, June 30, 1998 and June 30,
1997, respectively. Interest expense on these advances was $32,195, $24,455 and $14,775 for the years ended June 30, 1999, June 30, 1998 and June 30, 1997, respectively. All of such advances have been made on a demand loan basis. The Company does not have a formal loan agreement with Amtel.

     During the past two years, the Company has not entered into, and does not propose to enter into, any other transaction with a value in excess of $60,000 with a director, executive officer, beneficial owner of 5% or more of the Company's Common Stock, or members of any of such persons' immediate family.

Item 8.  Legal Proceedings

     PPMC is not a party to (nor is its property the subject of) any pending legal proceeding.

Item 9. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     The Company's Common Stock trades on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD") under the symbol "PPMC." As of March 31, 1999, the Company had approximately 110 holders of record of its Common Stock. These quotations represent prices between dealers, do not include retail mark ups, mark downs or commissions and do not necessarily represent actual transactions.

     The following table sets forth for each period indicated the high and the low bid prices per share for the Company's Common Stock. The Common Stock commenced trading on June 9, 1998.


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                                                                              11


                                                                 Price
                                                         ----------------------
Fiscal Year 2000                                           High          Low
----------------                                         --------      --------
First Quarter Ended September 30 ...................     $   2.98      $   2.00
Second Quarter Ended December 31 ...................         0.81          0.62


Fiscal Year 1999
----------------
First Quarter Ended September 30 ...................         5.75          1.50
Second Quarter Ended December 31 ...................         5.00          1.00
Third Quarter Ended March 31 .......................         3.56          1.25
Fourth Quarter Ended June 30 .......................         0.60          0.50

Fiscal Year 1998
----------------
Fourth Quarter Ended June 30 .......................         5.25          4.50


     The Company has never paid a cash dividend on its Common Stock and does not anticipate paying dividends in the foreseeable future. It is the present policy of the Company's Board of Directors to retain earnings, if any, to finance the expansion of the Company's business. The payment of dividends in the future will depend on the results of operations, financial condition, capital expenditure plans and other cash obligations of the Company and will be at the sole discretion of the Board of Directors.

Item 10.  Recent Sales of Unregistered Securities

     In July 1996, the Company (then known as Leghorn, Inc.) issued an aggregate of 4,700,000 shares of Common Stock to 12 individuals for an aggregate consideration of $10,000. The Company relied upon the exemption from registration contained in Rule 504 of Regulation D under the Securities Act in issuing all of the foregoing shares in that the aggregate offering price of the shares of Common Stock issued did not exceed $1,000,000.

     On July 16, 1997, the Company merged with Purchase Point Media Corporation, a Nevada corporation ("PPMC (Nevada)"). In connection with such merger, the Company issued 6,675,000 shares of Common Stock to the two stockholders of PPMC (Nevada), both of whom were accredited investors as defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). The shares issued in connection with such merger were valued at $8,500. The Company relied upon the exemption contained in Rule 506 of Regulation D under the Securities Act in issuing such shares in that there were only two acquirors, both of whom were accredited investors.

     On August 12, 1998, the Company entered into an agreement with Dorian Capital Corp. ("Dorian") pursuant to which Dorian subscribed for 500,000 units, each consisting of one share of Common Stock and one five-year warrant to purchase Common Stock at an exercise price of $7.00 per share, for a subscription price of $7.00 per unit. Dorian had a 90-day period to pay the subscription price , which period was extended for an additional 90 days. By the final expiration date, Dorian had purchased 41,143 units for approximately $288,000. The Company relied upon the exemption contained in Rule 506 of Regulation D under the Securities Act in issuing the foregoing securities to Dorian in that there was only one purchaser, which was an accredited investor.

Item 11.  Description of Securities

     The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, no par value, and 50,000,000 shares of Preferred Stock, no par value. At December 31, 1999, there were 11,409,571 shares of Common Stock and 2,000 shares of Preferred Stock outstanding. In addition, as of such date, the Company had the obligation to issue to Dorian 41,143 shares of Common Stock and 41,143 five-year warrants, each to purchase one share of Common Stock at an exercise price of $7.00 per share.

     The following description of certain matters relating to the Company's Common Stock and Preferred Stock is a summary and reference should be made to the Company's Articles of Incorporation and By-laws, copies of which have been filed as exhibits to this Form 10-SB.

     Each holder of record of Common Stock is entitled to one vote for each outstanding share of Common Stock owned by such holder, and is not entitled to cumulative voting for the election of directors and does not have preemptive rights. The issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable. All shares of Common Stock have equal rights and are entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available therefor. Upon liquidation of the Company, and after payment or provision for payment of all of the Company's debts and obligations, the holders of the Common Stock will share ratably in the net assets, if any, available for distribution to holders of Common Stock upon liquidation.

     The transfer agent for the Common Stock is Signature Stock Transfer, Inc., Dallas, Texas.

     The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions may eventually operate to deny stockholders the receipt of a premium for their Common Stock. Section 302A.671 basically provides that shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the stockholders in a prescribed manner. A "control share acquisition" is generally defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an "interested shareholder," unless the "business combination" is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10% or more of the corporation's voting stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.

     The outstanding Preferred Stock is non-voting and has a liquidation value of $.085 per share (an aggregate of $170). Each share of such Preferred Stock was originally convertible into 10 shares of Common Stock, but ceased to be convertible on June 14, 1998.

Item 12.  Indemnification of Directors and Officers

     Minnesota Statutes, Section 302A.521, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.

Item 13.  Financial Statements

                        PURCHASE POINT MEDIA CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                  JUNE 30, 1999

                           AND THE THREE MONTHS ENDED
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

                        PURCHASE POINT MEDIA CORPORATION

                          INDEX TO FINANCIAL STATEMENTS




                                                                          PAGE
                                                                          ----


Independent Auditors' Report                                               1-2

Financial Statements:

  Balance Sheets, June 30, 1999 and 1998 and
   September 30, 1999 (unaudited)                                           3

  Statement of Operations, Years Ended June 30,
   1999, 1998 and 1997, Three Months Ended
   September 30, 1999 and 1998 (unaudited) and
   the Period June 38, 1996 (Date of Formation)
   through September 30, 1999                                               4

  Statement of Stockholders' Equity
   (Deficiency) Period June 28, 1996
   (Date of Formation) through
   September 30, 1999                                                     5 - 6

  Statement of Cash Flows, Years Ended June 30,
   1999, 1998 and 1997, Three Months Ended
   September 30, 1999 and 1998 (unaudited) and
   the Period June 30, 1996 (Date of Formation)
   through September 30, 1999                                             7 - 8

  Notes to Financial Statements                                           9 - 15

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Purchase Point Media Corporation

We have audited the accompanying balance sheet of Purchase Point Media Corporation (a development stage company) (the "Company") as of June 30, 1999 and 1998, and the related statements of operations, stockholders' deficiency and cash flows for each of the three years ended June 30, 1999 and for the period June 28, 1996 (Date of Formation) through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An Audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Purchase Point Media Corporation at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years ended June 30, 1999 and for the period June 28, 1996 (Date of Formation) through June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is a development stage enterprise engaged in the development and marketing of advertising space to national advertisers to be displayed on grocery cart displays. As more fully explained in
Note 1 of the financial statements, the Company needs to obtain additional financing to fulfill its developmental activities and achieve a level of sales adequate to support its cost structure. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern.





WIENER, GOODMAN & COMPANY, P.C.
Certified Public Accountants
Eatontown, NJ  07724

December 21, 1999 except for Notes
3,4,6 and 7 which are as of
December 23, 1999

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS


                                     ASSETS

                                                                                            September 30,
                                                                        June 30,                1999
                                                               --------------------------    -----------
                                                                  1999           1998        (Unaudited)
                                                               -----------    -----------    -----------
Current Assets:
  Cash                                                         $        97    $      --      $     3,024
  Prepaid expenses                                                  18,487         11,305         17,333
                                                               -----------    -----------    -----------

     Total Current Assets                                           18,584         11,305         20,357

Equipment - net                                                      2,810           --            2,654

Patents and trademarks - net                                        27,159         28,439         26,689
                                                               -----------    -----------    -----------

     TOTAL ASSETS                                              $    48,553    $    39,744    $    49,700
                                                               ===========    ===========    ===========


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities:
  Notes payable                                                $    46,903    $      --      $    46,903
  Accounts payable and
   accrued expenses                                                163,014         81,687        164,123
  Due to officer/shareholder                                        86,130         79,624        113,344
  Due to related parties                                           508,407        440,592        527,141
                                                               -----------    -----------    -----------

     Total Current Liabilities                                     804,454        601,903        851,511
                                                               -----------    -----------    -----------

Long-term debt                                                        --             --           35,500
                                                               -----------    -----------    -----------

     Total Liabilities                                             804,454        601,903        887,011
                                                               -----------    -----------    -----------
Stockholders' Deficiency:
  Preferred stock; no par value -
   authorized 50,000,000 shares
   outstanding 2,000 shares, at
   redemption value                                                    170            170            170
  Common stock, no par value -
   authorized, 100,000,000 shares,
   issued and outstanding 11,409,577
   and 11,375,000 shares                                           260,497         18,500        260,497
  Additional paid in capital                                        23,104           --           23,104
  Deficit accumulated during
   development stage                                            (1,039,672)      (580,829)    (1,121,082)
                                                               -----------    -----------    -----------

     Total Stockholders' Deficiency                               (755,901)      (562,159)      (837,311)
                                                               -----------    -----------    -----------

     TOTAL LIABILITIES AND
      STOCKHOLDERS' DEFICIENCY                                 $    48,553    $    39,744    $    49,700
                                                               ===========    ===========    ===========

                       See notes to financial statements.

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS

                                                                                                        Period
                                                                                                    June 28, 1996
                                                                               Three months           (Date of
                                                                                  Ended               Formation)
                                      For the Years Ended June 30,             September 30,           through
                               ---------------------------------------   -------------------------  September 30,
                                  1999          1998           1997         1999          1998          1999
                               -----------   -----------   -----------   -----------   -----------   -----------
                                                                                (Unaudited)          (Unaudited)
Costs and Expenses:
  General and administrative
   expenses                    $   416,772   $   110,389   $    79,575   $    67,815   $   140,811   $ 1,007,311
  Interest expense                  39,879        29,226        19,775        12,969         9,304       107,849
  Depreciation and
   amortization                      2,192         3,104          --             626           776         5,922
                               -----------   -----------   -----------   -----------   -----------   -----------
Net loss                       $   458,843   $   142,719   $    99,350   $    81,410   $   150,891   $ 1,121,082
                               ===========   ===========   ===========   ===========   ===========   ===========
Loss per common share -
  basic and diluted            $       .04   $       .01   $       .01   $       .01   $       .01   $      --
                               ===========   ===========   ===========   ===========   ===========   ===========
Weighted average number of
  common shares and
  equivalents outstanding
  - basic and diluted           11,400,563    11,375,000    11,375,000    11,409,571    11,375,000          --
                               ===========   ===========   ===========   ===========   ===========   ===========



                       See notes to financial statements.

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      STATEMENT OF STOCKHOLDERS' DEFICIENCY
       PERIOD JUNE 28, 1996 (DATE OF FORMATION) THROUGH SEPTEMBER 30, 1999

                                                                                                Additional   Retained
                                                 Preferred      Par       Common      Stated      Paid-In    Earnings
                                                   Stock       Value       Stock       Value      Capital    (Deficit)      Total
                                                 ---------   ---------   ---------   ---------   ---------   ---------    ---------
Balance, June 28,
 1996 (Date of
 Formation)                                           --     $    --          --     $    --     $    --     $    --      $    --
Sale of common
 stock at June 28,
 1996 (at $.009 per
 share)                                               --          --     1,175,000      10,000        --          --         10,000
Four-for-one stock split                              --          --     3,525,000        --          --          --           --
Issuance of stock at
 June 30, 1996 for
 consulting services
 (valued at $.09 per
 share)                                              1,000          85        --          --          --          --             85
Issuance of stock at
 June 30, 1996 for
 transfer agent
 services valued at
 $.09 per share                                      1,000          85        --          --          --          --             85
Net loss, from June
 28, 1996 (Date of
 Formation) through
 June 30, 1996                                        --          --          --          --          --      (338,760)    (338,760)
                                                 ---------   ---------   ---------   ---------   ---------   ---------    ---------

Balance, June 30,
 1996                                                2,000         170   4,700,000      10,000        --      (338,760)    (328,590)

                       See notes to financial statements.

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      STATEMENT OF STOCKHOLDERS' DEFICIENCY
 PERIOD JUNE 28, 1996 (DATE OF FORMATION) THROUGH SEPTEMBER 30, 1999 (Continued)

                                                                                           Additional     Retained
                                    Preferred        Par          Common       Stated       Paid-In       Earnings
                                      Stock         Value         Stock         Value        Capital      (Deficit)        Total
                                   -----------   -----------   -----------   -----------   -----------   -----------    -----------
Recapitalization for
 effect of reverse
 acquisition                              --            --       6,675,000         8,500          --            --            8,500
Net loss year ended
 June 30, 1997                            --            --            --            --            --         (99,350)       (99,350)
                                   -----------   -----------   -----------   -----------   -----------   -----------    -----------

Balance, June 30,
 1997                                    2,000           170    11,375,000        18,500          --        (438,110)      (419,440)

Net loss, year ended
 June 30, 1998v                           --            --            --            --            --        (142,719)      (142,719)
                                   -----------   -----------   -----------   -----------   -----------   -----------    -----------
Balance, June 30,
 1998                                    2,000           170    11,375,000        18,500          --        (580,829)      (562,159)

Sale of common stock
 (at $7.00 per share)                     --            --          34,571       241,997          --            --          241,997

Issuance of warrants
 for loan financing
 (issued at $.67
 per share)                               --            --            --            --          23,104          --           23,104

Net loss, year ended
 June 30, 1999                            --            --            --            --            --        (458,843)      (458,843)
                                   -----------   -----------   -----------   -----------   -----------   -----------    -----------
Balance, June 30,
 1999                                    2,000           170    11,409,571       260,497        23,104    (1,039,672)      (755,901)

Net loss for the period
 ended September 30, 1999                 --            --            --            --            --         (81,410)       (81,410)
                                   -----------   -----------   -----------   -----------   -----------   -----------    -----------

Balance, September 30,
 1999                                    2,000   $       170    11,409,571   $   260,497   $    23,104   $(1,121,082)   $  (837,311)
                                   ===========   ===========   ===========   ===========   ===========   ===========    ===========


                       See notes to financial statements.

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOW

                                                                                                                          Period
                                                                                                                      June 28, 1996
                                                                                                Three months            (Date of
                                                                                                   Ended                Formation)
                                                    For the Years Ended June 30,                September 30,             through
                                             -----------------------------------------    --------------------------   September 30,
                                                1999           1998           1997           1999           1998           1999
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                                                                 (Unaudited)            (Unaudited)
Cash flows from operating activities:
   Net (loss)                                $  (458,843)   $  (142,719)   $   (99,350)   $   (81,410)   $  (150,891)   $(1,121,082)
   Adjustments to reconcile
    net (loss) to net cash
    (used in) operating
    activities:
    Depreciation and
     amortization                                  2,192          3,104           --              626            775          5,922
   Forgiveness of debt
    from related parties                            --          (25,000)          --             --             --          (25,000)
   Non cash compensation                          15,922         13,695           --            1,154           --           30,941
Changes in operating assets and liabilities:
  (Increase) decrease in
  other assets                                      (600)        10,000        (14,900)          --           (5,143)
  Increase in accounts
   payable and accrued
   expenses                                       81,327         13,071          5,000          1,109          2,536        164,123
                                             -----------    -----------    -----------    -----------    -----------    -----------

  Net Cash (Used in )
   Operating Activities                         (360,002)      (127,849)      (109,250)       (78,521)      (147,580)      (950,239)
                                             -----------    -----------    -----------    -----------    -----------    -----------

Cash flows from investing activities:
  Purchase of equipment                           (3,122)          --             --             --             --           (3,122)
                                             -----------    -----------    -----------    -----------    -----------    -----------

Cash flows from financing activities:
  Proceeds from related
   party                                         308,377        126,499        117,170         37,704         78,592        768,173
  Proceeds from note                              46,903           --             --           35,500         82,403
  Proceeds from officer/
   stockholder                                    44,957          1,210           --           30,684          4,038        163,185


                        See notes to financial statements

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF CASH FLOWS (continued)

                                                                                                Period
                                                                                             June 28, 1996
                                                                          Three months         (Date of
                                                                              Ended            Formation)
                                      For the Years Ended June 30,        September 30,         through
                                 -----------------------------------  ----------------------  September 30,
                                   1999          1998         1997      1999         1998         1999
                                 ---------    ----------   ---------- ---------    ---------    ---------
                                                                           (Unaudited)         (Unaudited)
  Payments to officer/
   stockholder                     (38,451)         --         (7,920)   (4,840)        --        (51,211)
  Payments to related parties     (240,562)         --           --     (17,600)     (48,500)    (258,162)
  Proceeds from sale of
   common stock                    241,997          --           --        --           --        251,997
  Deposit received for
   issuance of shares                 --            --           --        --        120,000         --
                                 ---------    ----------   ---------- ---------    ---------    ---------
     Net Cash Provided by
      Financing Activities         363,221       127,709      109,250    81,448      154,130      956,385
                                 ---------    ----------   ---------- ---------    ---------    ---------

Net increase (decrease)
  in cash                               97          (140)        --       2,927        6,550        3,024

Cash - beginning of period            --             140          140        97         --           --
                                 ---------    ----------   ---------- ---------    ---------    ---------


Cash - end of period             $      97    $     --     $      140 $   3,024    $   6,550    $   3,024
                                 =========    ==========   ========== =========    =========    =========

Supplementary Information:
  Cash paid during the year
   for:
     Interest                    $     774    $      259   $     --   $     561    $     259    $
                                 =========    ==========   ========== =========    =========    =========
     Income taxes                $    --      $     --     $     --   $    --      $    --      $    --
                                 =========    ==========   ========== =========    =========    =========

Non-cash investing activities:
  Acquisition of business

Fair value of assets
  acquired                       $    --      $     --     $    8,500 $    --      $   8,500    $   8,500
                                 =========    ==========   ========== =========    =========    =========

Forgiveness of related
 party loan                      $    --      $   25,000   $     --   $    --      $    --      $  25,000
                                 =========    ==========   ========== =========    =========    =========

Issuance of warrants in
 connection with the sale
 of common stock                 $  23,104    $     --     $     --   $    --      $    --      $  23,104
                                 =========    ==========   ========== =========    =========    =========

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

                    YEARS ENDED JUNE 30, 1999, 1998 AND 1997
                  AND PERIOD JUNE 28, 1996 (DATE OF FORMATION)
                              THROUGH JUNE 30, 1999
                       (INFORMATION FOR SEPTEMBER 30, 1999
                             AND 1998 IS UNAUDITED)

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization - Purchase Point Media Corporation (the "Company"), formerly Leghorn, Inc., was incorporated on June 28,1996 in the State of Minnesota. The Company's primary planned activities are the development and marketing needed to create, produce and sell advertising space to national advertisers to be displayed on grocery cart displays. At September 30, 1999, operations had not yet commenced and no revenue has been derived; accordingly, the Company is considered a development stage enterprise. There is no assurance that the selling of advertising space to national advertisers will be developed or that the Company will achieve a profitable level of operation.

     In July 1997, Leghorn Inc. merged with Purchase Point Media Corporation, a company which owns a patented grocery cart advertising display device that plans to sell the advertising space to national advertisers. The Company issued 6,675,000 of its common stock in exchange for all common shares of Purchase Point Media Corporation.

     The development activities of the Company are being financed through advances by a major shareholder. The Company's continued existence is dependent upon its ability to obtain needed working capital through additional equity and/or debt financing and the commencement of its planned principal operations. The Company entered into an agreement on August 12, 1998 for the private sale of its common stock and the Company raised $241,997. Management is actively seeking additional capital to ensure the continuation of its development activities. However, there is no assurance that additional capital will be obtained. These uncertainties raise substantial doubt about the ability of the Company to continue as a going concern.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Depreciation - Equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives.

     Amortization of Intangibles - Patent and trademark costs are stated at cost less accumulated amortization and are amortized using the straight-line method over their 17- and 10-year lives, respectively. If the patents or trademarks are not obtained, the related costs are expensed. The carrying value of intangible assets will be periodically reviewed by the Company to ensure that impairments are recognized when the future operating cash flows expected to be derived from such intangible assets are less than carrying value.

     Amortization expense was $470 and $776 for the three months ending September 30, 1999 and 1998, respectively and $1,880, $3,104 and -0- for the years ended June 30, 1999, 1998 and 1997, respectively and $5,454 for the period June 28, 1996 (Date of Formation) through June 30, 1999

     Development Costs - Development costs are expensed as incurred.

     Stock-Based Compensation - Effective July 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." The standard encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on fair value accounting rules. The Company has adopted the disclosure-only provision of SFAS No. 123.

     Earnings Per Common Share - In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share," which requires companies to present basic earnings per share (EPS) and diluted earnings per share, instead of the primary and fully diluted EPS that was required. The new standard requires additional informational disclosures and also makes certain modifications to the currently applicable EPS calculations defined in Accounting Principles Board No. 15.

     Basic loss per common share is computed by dividing net earnings by the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed by dividing net earnings by the weighted average number of common and potential common shares outstanding during the year. The number of potential common shares outstanding were 105,571 for the three months ended September 30, 1999 and 34,571 and -0- for the years ended June 30, 1999, 1998 and 1997, respectively. For each of the years and the three months ended September 30, 1999 and 1998 the potential common shares would be excluded from the loss per share calculation because their effect would be anti-dilutive.

     Fair value of financial instruments - For financial instruments including cash, accrued expenses and short-term debt, it was assumed that the carrying amount approximated fair value because of the short maturities of such instruments. It is not practical to estimate the fair values of non-publicly traded long term debt.

     Unaudited Interim Financial Statements - The financial statements as of September 30, 1999 and for the three months ended September 30, 1999 and 1998 include, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The results for the interim period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year.

     Reclassifications - Certain reclassifications have been made to prior year balances in order to conform with the current year's presentation.

2.   REVERSE ACQUISITION

     On July 16, 1997 Leghorn Inc. acquired all the outstanding common stock of Purchase Point Media Corporation by issuing 6,675,000 shares of its common stock. For accounting purposes, the acquisition has been treated as a re-capitalization of Purchase Point Media Corporation with Purchase Point as the acquirer (reverse acquisition). The historical financial statements prior to July 16, 1997 are those of Purchase Point Media Corporation.


3.       DEBT

                                                           September 30,
                                            June 30,     ------------------
                                             1999         1998        1999
                                            -------      -------    -------
     Short-term debt:

     Demand note from Dorian
      Capital Corp , interest
      at 12%                                $46,903      $  --      $46,903
                                            =======      =======    =======

     Long-term debt:

     Vintage International Inc
      interest at 10% due
      February 29, 2001 (1)                 $  --        $  --      $35,500
                                            =======      =======    =======

     (1) The loan shall not exceed $1,000,000 unless mutually agreed by both parties. Vintage International, Inc. at its option may convert the balance of the loan wholly or in part, at any time to common stock of the Company at a price of $0.50 per share.

     As of December 27, 1999 the Company has received $130,938.

4.   INCOME TAXES

     At September 30, 1999 the Company has a net operating loss ("NOL") carryforward of approximately $1,121,000 for financial reporting purposes and zero for tax purposes. The difference between financial reporting and tax purposes results from temporary differences caused by capitalization of start-up expenditures for tax purposes as required by the Internal Revenue Code Section 195. The Company has not reflected any benefit of such net operating loss carryforward in the accompanying financial statements in accordance with Financial Accounting Standards Board Statement No. 109 as the realization of this deferred tax benefit is not more than likely.

     The Tax Reform Act of 1986 provided for a limitation on the use of NOL carryforwards, following certain ownership changes. As a result of transactions in the Company's common stock during 1997, a change in ownership of greater than fifty (50%) percent as defined, may have occurred. In addition, the Company is contemplating a proposed equity financing of common stock. Under such circumstances, the potential benefits from utilization of tax carryforward may be substantially limited or reduced on an annual basis.

5.   PREFERRED STOCK

     The authorized number of preferred shares is 50,000,000 of which 2,000 shares are outstanding as of September 30, 1999, June 30, 1999 and 1998. The preferred stock was issued on June 14, 1996, and is convertible into ten shares of the Company's common stock. The conversion right expired on June 14, 1998.

6.   NOTE PAYABLE TO RELATED PARTY TRANSACTIONS

     Note payable to related party comprises advances from Amtel Communications, Inc. ("Amtel"). Amtel owns 29% of the common stock of the Company. The Company owed Amtel $527,141, $508,407 and $440,592 at September 30, 1999
     and June 30, 1999 and 1998, respectively. Interest expense on the note was $8,978 and $7,498 for the three months ended September 30, 1999 and 1998, and $32,195, $24,455 and $14,775 for the years ended June 30, 1999, 1998 and 1997, respectively, and $80,403 for the period June 28, 1996 (Date of Formation) through September 30, 1999. All interest has been accrued.

     The Company entered into an agreement with Albert Folsom ("Folsom"), the Company's President and Chief Executive Officer, for consulting services to be performed on behalf of the Company. Folsom received consulting fees in the amount of $18,000 during the three months ended September 30, 1999 and 1998, respectively and $72,000 per year for the years ending June 30, 1999, 1998 and 1997 and $306,000 for the period June 28, 1996 (Date of Formation) through September 30, 1999, respectively. The Company owed Folsom $98,180, $79,966 and $79,624 at September 30, 1999 and at June 30, 1999 and 1998,
     respectively. Interest expense was $ 1,794 and $1,495 for the three months ended September 30, 1999 and 1998, respectively and $4,424, $5,000 and $5,000 for the years ended June 30, 1999, 1998, and 1997, respectively, and $23,218 for the period June 28, 1996 (Date of Formation) through September 30, 1999. All interest has been accrued.

     The Company entered into an agreement with Roger Jung ("Jung") a shareholder of the Company for consulting services to be performed on behalf of the Company starting

     April 1, 1999 for $2,000 per month. The Company owed Jung $15,164, $6,164 and $-0- at September 30, 1999, June 30, 1999 and 1998, respectively. Interest expense was $228 and $-0- for the three months ended September 30, 1999 and 1998, respectively and $65, $-0- and $-0- for the years ended June 30, 1999, 1998 and 1997, respectively and $293 for the period June 28, 1996 (Date of Formation) through September 30, 1999. All interest has been accrued.

7.   COMMON STOCK WARRANTS

     The Company issued common stock warrants in connection with a private placement debt offering during the year ended June 30, 1999. The Company has adopted the disclosure-only provision of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation." The Company valued the warrants issued to non-employees based on the fair value at the grant date consistent with the provisions of SFAS No. 123.

     Prepaid expense was $17,333, $18,487 and $-0- relating to the warrants at September 30, 1999, June 30, 1999 and 1998, respectively. Interest expense was $1,154, $-0- for the three months ended September 30, 1999 and 1998, respectively and $4,617, $-0- and $-0- for the years June 30, 1999, 1998 and 1997, respectively and $5,771 for the period June 28, 1996 (Date of Formation) through September 30, 1999.

     The fair value of each warrant granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for warrants in 1999: dividend yield of -0-, expected volatility of 250.7% risk free interest rate of 5.0% and expected life of two and one-half (2 1/2) years.

     Information regarding the Company's Warrants is as follows:

                                         June 30, 1999      September 30, 1999
                                      -------------------   -------------------
                                                 Weighted-             Weighted
                                                 Average               Average
                                                 Exercise              Exercise
                                      Shares      Price      Shares     Price
                                      -------   ---------   -------   ---------

     Warrants outstanding
      beginning of year                  --     $    --      34,571   $    7.00
     Warrants exercised                  --          --        --          --
     Warrants granted                  34,571        7.00      --          --
                                      -------   ---------   -------   ---------
     Warrants outstanding
      end of year                      34,571   $    7.00    34,571   $    7.00
                                      =======   =========   =======   =========

     Warrants price range
      at end of year                  $  7.00        7.00
     Warrant price range
      for exercised shares                                  $  --          --
     Weighted-average fair
      value of warrants
      granted during the year         $   .67                              --

     The following table summarizes information about fixed-price stock warrants outstanding at September 30, 1999:

                                        Weighted-
                                         Average              Weighted            Number            Weighted
Range of           Number Out-          Remaining              Average          Exercisable          Average
Exercise           standing at          Contractual            Exercise             at              Exercise
 Price            June 30, 1999            Life                 Price          June 30, 1999          Price
 -----            -------------       ---------------      ---------------     -------------      ------------
$7.00               34,571             1 year 2 months            $7.00             34,571            $7.00
                    ======                                                          ======

8.   COMMITMENTS AND CONTINGENCIES

     Legal Retainer -

     On July 1, 1997, (an officer/stockholder of the Company) exchanged 5,000 shares of Purchase Point Media Corporation common stock for legal service to be provided on behalf of the Company valued at $25,000. If such shares are sold for less than $25,000, Purchase Point Media Corporation will pay any difference to the law firm, provided that such shares are sold through Westminster Securities Corporation. The officer/stockholder of the Company forgave the liability from the Company as of June 30, 1998 and the Company recorded the transaction as forgiveness of debt income in the statement of operations. The Company recorded legal expense for the year ended June 30, 1999 and 1998 in the amounts of $11,305 and $13,695, respectively.

     Sales Agreements -

     a.) On September 15, 1998, the Company entered into an agreement with International Trade Group, L.L.C. ("ITG") to sell stores on the concept of installing advertising on their grocery carts.

     Compensation for services will be on a per cart basis. The Company will pay ITG a sales commission of $1.00 per cart for each contract signed and approved, an installation fee of $2.00 per cart and an advertising maintenance fee of $0.50 per cart. On an annual basis, the Company will pay ITG a sales maintenance commission of $.50 per cart.

     The Company will issue ITG 300,000 shares of its common stock at $5.00 per share upon the initial installation of advertising space. In addition, a shareholder of the Company will issue an option to ITG to purchase 300,000 shares of the shareholder's common stock at $1.00 per share, exercisable within a three (3) year period. Each of the options will be issued in three equal 100,000 share blocks, with one block being exercisable in whole or in part after each of the first, second and third years of this agreement, subject to ITG having met its installation targets. Upon the issuance of the options the Company will recognize an expense equal to the fair value of the option at the various dates of grants. As of December 21, 1999 no shares have been issued or options granted.

     Commissions will be payable on all installed and serviced carts during the duration of the contract. In the event of a premature termination, ITG is entitled to receive a one (1) year termination fee which would be the greater of (a) fees and commissions due for a year or (b) $1,000,000 as full and final compensation.

     The Company will be obligated for the payment of the quarterly rental to the stores for the use of their carts. The amount payable to the stores will be ten (10%) of gross advertising revenues received by the Company. To date no gross advertising revenue has been received and no payments have been made.

     b.) On April 27, 1997 the Company entered into a sales agreement with a shareholder ("contractor") of the Company to sell to advertisers each of the advertisement frames which are displayed on shopping carts at grocery stores. The Company will pay the contractor a commission of up to three (3%) percent of gross advertising dollars less the advertising agency commission of fifteen (15%) percent. The Company will also advance the contractor expenses as agreed upon to a proforma budget. To date no commissions have been paid or accrued.

     In addition the Company will cause certain shareholders of the Company to grant incentive stock options for up to one million (1,000,000) common shares of the Company's common stock to the contractor. The options are exercisable to $1.00 per share after certain levels of gross advertising sales have been attained. The options expire five years from the date of issuance. As of this date no options have been issued as the commencement of operations has not begun. At the date of grant the options will be valued at fair market value.

     Marketing Agreement

     On August 14, 1998, the Company entered into a one-year agreement with Culver Associates, Ltd. ("Culver"). Culver is to study the Purchase Point Media business opportunities, provide business plan and place advertising and related materials needed to execute marketing plans. Compensation to Culver is a monthly fee of $25,000 for the first three (3) months. Culver also will receive the standard fifteen (15%) percent agency commission for purchases of media time and space. The Company made (2) two $25,000 payments in August and September 1998. The Company and Culver have agreed that no further payments will be made under the terms of the agreement until the Company has commenced with the installation of advertising space and Culver provides additional services, as defined.


Item 14.  Changes in and Disagreements with Accountants

     Not applicable.

Item 15.  Financial Statements and Exhibits

     (a)  The following financial statements are filed with this Form 10-SB/A:

          Independent Auditors' Report
          Balance Sheets, June 30, 1999 and 1998 and September 30, 1999 (Unaudited)
          Statement of Operations, years ended June 30, 1999, 1998, 1997, the
              Period June 28, 1996 (Date of Formation) through September 30, 1999 and the three months ended September 30, 1999 (Unaudited) and 1998 (Unaudited)
          Statement of Stockholders' Equity (Deficiency), the Period June 28,
              1996 (Date of Formation) through September 30, 1999 (Unaudited) Statement of Cash Flows, years ended June 30, 1999, 1998,
              1997, the Period June 28, 1996 (Date of Formation) through September 30, 1999 and the three months ended
              September 30, 1999 (Unaudited) and 1998 (Unaudited)
          Notes to Financial Statements

     (b)  The following exhibits are filed with this Form 10-SB/A:

          3(a)    Certificate of Incorporation*
          3(b)    By-laws*
          10(a)   Agreement dated September 15, 1998 between International
                  Trade Group, L.L.C. and the Registrant
          10(b)   Agreement dated August 14, 1998 between Culver Associates,
                  Ltd. and the Registrant*
          10(c)   Agreement dated August 12, 1998 between Dorian Capital Corp and the Registrant*
          10(d)   Agreement dated April 25, 1997 between Roger Jung (assigned to
                  Last Word Management, Inc.) and the Registrant*
          27      Financial Data Schedule

----------
*    Previously filed.

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 11, 2000

                                      PURCHASE POINT MEDIA CORPORATION


                                      By    /s/ Albert P. Folsom
                                         -------------------------------------
                                         Albert P. Folsom
                                         President and Chief Executive Officer